Exhibit 99.1

9F Inc. Accelerates Its Transformation into a New Digital Blockchain Securities Brokerage Platform

HONG KONG, August 30, 2021 (PR NEWSWIRE) -- 9F Inc. ("9F" or the "Company") (NASDAQ: JFU), an innovative blockchain-based digital securities brokerage platform and service technology company, today announced that it is implementing a series of strategic changes aimed at transforming the Company from a leading financial technology service provider focused on personal credit technology to a cutting-edge digital and blockchain-based securities brokerage company with equity-based securities brokerage services and digital asset technology services at the center of its offerings. Leveraging the decades-long track record of its wholly-owned licensed brokerage firm, and empowered by artificial intelligence and blockchain technologies, the Company is committed to becoming a global platform for the investment in, and trading of, securities and digital assets, providing users worldwide with global investments in stocks, debt securities and digital asset management services, with a primary focus on stocks traded on the U.S. and Hong Kong stock exchanges. The Company's brokerage operation is headquartered in Hong Kong, supported by branch offices in Mainland China, Singapore, Indonesia, Thailand, Vietnam and other Southeast Asian countries.

Elaborating on the backdrop of the ongoing transition, Mr. Lei Liu, Executive Director and CEO of the Company, commented, “The Company has been around for fifteen years since its inception and has experienced different economic cycles and crises. We have gained a profound understanding of the fact that during economic downturns, internet-based credit facilities increase the overall debt and risk level of society, putting pressure on and weighing down both investors and borrowers. The same holds true for loan facilitation businesses operating in collaboration with financial institutions, especially where direct and indirect guarantee arrangements also give rise to hidden long-term risks, into which we also have deep insights. As part of our strategic transformation, we have decided to shift our focus to provide brokerage services that also allow investors to trade digital securities using blockchain technology centered on equity securities and digital asset products. In doing so, we will be able to better respond to the policy call for deleveraging and stepping up investments in equity assets, as well as to resolve historical issues that are now behind us. The ownership of a licensed brokerage firm that has decades of operating experience, the first-mover advantage of our early deployment in Southeast Asian markets, the 113 million registered users that we have accumulated over time, the blockchain and artificial intelligence technologies that we have amassed, together with the innovation and execution capabilities of our experienced management team, have served and will continue to serve as the cornerstone of our transformation and in the process, will make us a cut above the rest.”

According to Mr. Raymond Chan, CEO of our subsidiary Ether Securities Hong Kong, “We are a NASDAQ-listed digital and blockchain-based securities brokerage firm. We are based in Hong Kong and we cater to the global markets. Our vision is to provide an intelligent platform for global securities investments and digital asset management for young users around the world, and to make asset allocation on an international scale and wealth appreciation a possibility through licensed and rule-compliant trading of global assets (including digital assets). We have noticed that blockchain technology is disrupting and transforming traditional brokerage services, and many institutions including Goldman Sachs, JPMorgan Chase, Robinhood have included digital asset services in their service offerings. Therefore, we see more demand in this space for the foreseeable future, and have increased resources in our research and development team in Singapore to focus on R&D of NFTs, METAVERSE and other blockchain technology and services. We will incubate a novel ecosystem of ‘new consumption, new technology, new fortune’ around the consumer and technology sectors, to help younger generations grow their affluence from equity-based investments and to benefit directly from the rapid development of the global digital economy. This digital ecosystem will also connect global investors with investment opportunities that come with the vast potential of China's new consumer economy and the appreciation of global digital assets. We benchmark ourselves against US-based Robinhood and Charles Schwab, and we are working on a series of upgrades to our securities app ‘Ether Benben’.”

The Company currently holds Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on future contract) and Type 9 (asset management) Licenses under the Securities and Futures Ordinance in Hong Kong, and offers brokerage, IPO underwriting and distribution, securities investment advisory, futures, public and private equity funds, and asset management services that cater to the U.S. and Hong Kong stock markets. The Company also holds an insurance brokerage license in Hong Kong, financial service licenses in Southeast Asia, insurance brokerage license and fund sales license in Mainland China. Leveraging our pool of licenses and blockchain-based and blockchain technologies, the Company is becoming a “blockchainized” securities brokerage firm.

In addition, the Company is in the process of applying for brokerage and digital assets management licenses in other countries such as Singapore and the United States, so as to continue to expand service offerings and enhance its “one account, global investment” concept and serve as a one-stop service platform.

About 9F Inc.

9F Inc. is a blockchain-based digital securities brokerage platform and service technology company. The Company serves the global markets from its headquarters in Hong Kong, and has a network of local offices in Mainland China, Singapore, Indonesia, Thailand, Vietnam and other Southeast Asian countries. The Company leverages advanced internet technologies to serve a global customer base with a particular focus on young users. It offers worldwide investment and digital asset management services and connects global investors with investment opportunities that come with the vast potential of China's new consumer economy and the appreciation of global digital assets.

The Company currently holds Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on future contract) and Type 9 (asset management) Licenses under the Securities and Futures Ordinance in Hong Kong, and has a veteran team experienced in securities services. The Company also holds multiple financing service licenses in Southeast Asia and plans to apply for blockchain-based securities service licenses and digital assets management licenses in other countries and regions such as Singapore and the United States. As of December 31, 2020, the Company has accumulated approximately 113 million registered users, and has 65% of its employees engaged in research, product development and operation functions. Benefiting from the strength of its internet technologies, the scalability of its business, and the increasing weightage of employees servicing the overseas markets, the Company has shifted the primary focus of its business into a blockchain-based securities brokerage service platform.

The Company’s vision is to empower young investors around the world to make investment in a new ecosystem involving “new consumption, new technology and new fortune”, using our intelligent investment services.

Pursuant to industry-wide policy requirements, Jiufu Puhui, a subsidiary of the Company based in Mainland China, has ceased its online lending information intermediary services in Mainland China in 2020. Outstanding loans under the relevant online lending activities have been transferred to certain third parties and Jiufu Puhui will continue to provide technical support for debt collection and post-origination customer services to such independent third parties to facilitate the phasing out of the online lending intermediary businesses and the settlement of outstanding loans. Jiufu Shuke, a subsidiary of the Company based in Beijing, will shift its business focus to the provision of financial technologies enablement services for financial institutions. Ether Securities Hong Kong (previously known as Fuyuan Securities Hong Kong) will serve as the headquarters under the Company’s revamped business strategy and the central hub of a long-established network spanning Hong Kong, Southeast Asia, as well as other overseas markets. The Company plans to procure additional licenses in Singapore, the U.S. and beyond and leverage internet and blockchain technologies, thereby expanding its overseas operations progressively to provide global securities investment and digital assets management services.

For more information, please visit https://ir.9fgroup.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to continue or to complete its ongoing business transformation, attract and retain investors on its platform, its ability to apply for or obtain any license, its ability to expand into any new market, its ability to compete effectively, its ability to comply with any applicable laws, regulations and governmental policies in China or elsewhere, general economic conditions in China and elsewhere, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission.

Neither track record nor past performance is indicative of future results. 9F Inc. does not guarantee any specific outcome (including the outcome of its ongoing business transformation) or profit.

No opinion expressed, information provided or statement made by the Company in this press release shall be treated as an inducement, recommendation or advice to make a particular investment or follow a particular strategy.

All information provided in this press release is as of the date of this press release, and subject to change without notice. 9F Inc. does not undertake any obligation to update information contained herein as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:
9F Inc.
E-mail: ir@9fbank.com.cn

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
E-mail: Eyuan@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com